SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 15)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNGENTA AG

(Name of Subject Company)

SYNGENTA AG

(Name of Person(s) Filing Statement)

Common shares, nominal value CHF 0.10 per share (“Common Shares”)
American Depositary Shares (“ADSs”), each representing one-fifth of a Common
Share of Syngenta AG, nominal value CHF 0.10 per share

(Title of Class of Securities)

CH0011037469 (Common Shares)

87160A100 (ADSs)

(CUSIP Number of Class of Securities)

Christoph Mäder

Group General Counsel

Syngenta International AG

 P.O. Box

CH-4002 Basel, Switzerland

 +41 61 323 1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Louis L. Goldberg

H. Oliver Smith

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 23, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Syngenta AG, a Swiss corporation (Aktiengesellschaft) with registered office in Basel, Switzerland (the “Company”). The Schedule 14D-9 relates to a tender offer by CNAC Saturn (NL) B.V. (the “Offeror”), a private company with limited liability (B.V. or “Besloten Vennootschap met beperkte aansprakelijkheid”) organized under the laws of The Netherlands, that is an indirect wholly-owned subsidiary of China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), to purchase (i) up to 100% of the issued and outstanding publicly held registered shares (Namenaktien), with a nominal value of 0.10 Swiss francs per share, of the Company (collectively the “Common Shares” and each a “Common Share”) that are held by residents in the United States (“U.S.”), including holders who are “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by The Bank of New York Mellon acting as depositary, each representing one-fifth of a Common Share, of the Company (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, for $465.00 per Common Share, and $93.00 per ADS, in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of $0.05 per ADS for the cancellation of tendered ADSs), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016, and in the related Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable, contained in the Tender Offer Statement on Schedule TO, dated March 23, 2016 filed by ChemChina and the Offeror with the SEC on March 23, 2016, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON.

The sixth paragraph in Section (b) “Tender Offer” is hereby amended and restated as follows:

“On May 17, 2016, the Offeror and ChemChina announced an extension to the Expiration Date of the U.S. Offer until 10:00 a.m., New York City time, on July 18, 2016, unless further extended; on July 11, 2016, the Offeror and ChemChina announced an additional extension to the Expiration Date of the U.S. Offer until 10:00 a.m., New York City time, on September 13, 2016, unless further extended; on September 6, 2016, the Offeror and ChemChina announced an additional extension to the Expiration Date of the U.S. Offer until 10:00 a.m., New York City time, on November 8, 2016, unless further extended; and on November 1, 2016, the Offeror and ChemChina announced an additional extension to the Expiration Date of the U.S. Offer until 10:00 a.m., New York City time, on January 5, 2017, unless further extended. On December 20, 2016, the Offeror and ChemChina announced an additional extension to the Expiration Date of the U.S. Offer until 10:00 a.m., New York City time, on March 2, 2017, unless further extended. This extension is consistent with the expectation disclosed in the Offer to Purchase that extensions to the U.S. Offer are expected to occur until all conditions to the Offers are satisfied, including obtaining the applicable regulatory approvals.”

ITEM 8. ADDITIONAL INFORMATION.

The last paragraph in Section (d) “Where You Can Find More Information” is hereby amended and restated as follows:

(e). Extension of the U.S. Offer

“The U.S. Offer was scheduled to expire at 10:00 a.m., New York City time, on January 5, 2017. On December 20, 2016, the Offeror and ChemChina announced an extension to such expiration of the U.S. Offer until 10:00 a.m., New York City time, on March 2, 2017, unless further extended. This extension is consistent with the previously disclosed expectation in the Offer to Purchase that extensions to the Offer are expected to occur until all conditions to the Offers are satisfied, including obtaining the applicable regulatory approvals. As of 5:00 p.m., New York City time, on December 16, 2016, approximately 19,222,302 Common Shares (including those represented by ADSs) had been validly tendered in, and not withdrawn from, the Offers.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SYNGENTA AG

By:	/s/ J. Erik Fyrwald
	Name:	J. Erik Fyrwald
	Title:	Chief Executive Officer

Dated: December 20, 2016